June 4, 2026

Vininder Singh
Chief Executive Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd, Unit 317
Gaithersburg, MD 20878

        Re: BullFrog AI Holdings, Inc.
            Registration Statement on Form S-1
            Filed May 29, 2026
            File No. 333-296363
Dear Vininder Singh:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Peter Jaslow, Esq.